Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before minority interest	$51,662	$8,787	$37,039	$60,643	$37,127
Plus Fixed Charges:
Interest expense (including amortization of loan fees)	43,541	38,956	33,678	30,056	30,088
Capitalized interest and loan fees	11,310	8,881	7,707	10,704	11,930
Estimate of interest within rental expense	1,252	1,238	1,242	1,195	1,099
Distributions on Cumulative Redeemable Preferred units	5,588	5,588	9,579	13,163	13,500

Fixed Charges	61,691	54,663	52,206	55,118	56,617

Plus: Amortization of capitalized interest(1)	2,691	2,403	2,166	1,903	1,579
Less: Capitalized interest and loan fees	(11,310)	(8,881)	(7,707)	(10,704)	(11,930)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)	(5,588)	(9,579)	(13,163)	(13,500)

Earnings	$99,146	$51,384	$74,125	$93,797	$69,893

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	61,691	54,663	52,206	55,118	56,617
Preferred Dividends	9,608	9,608	3,553	349

Combined Fixed Charges and Preferred Dividends	$71,299	$64,271	$55,759	$55,467	$56,617

Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.39x	0.80x	1.33x	1.69x	1.23x

Deficiency		$12,887

(1)

Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan fees capitalized since 1997.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consists of income from continuing operations before the effect of minority interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan fees and distributions on Cumulative Redeemable Preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan fees, an estimate of the interest within rental expense, and distributions on Cumulative Redeemable Preferred units. For the year ended December 31, 2006, our earnings were adequate to cover combined fixed charges and preferred dividends.